

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-mail
Daniel P. Gold
President and Chief Executive Officer
MEI Pharma, Inc.
11975 El Camino Real, Suite 101
San Diego, California 92130

Re: MEI Pharma, Inc.
Registration Statement on Form S-3
Filed September 21, 2012
File No. 333-184011

Dear Mr. Gold:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note that, in addition to the 1,174,536 shares of common stock issued to the selling stockholder pursuant to the Asset Purchase Agreement, you are attempting to register the resale of 1,390,464 shares of common stock that are issuable upon the achievement of certain clinical and regulatory milestones. Please provide your legal analysis as to why the 1,390,464 shares of common stock are ripe for registration. We note that you are attempting to register the resale of such shares when they have not yet been issued and may never be outstanding if the clinical and regulatory milestones set forth in the Asset Purchase Agreement do not occur or if you pay the "Phase 3 Milestone Event" payment entirely in cash.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3575 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Finnbarr D. Murphy, Esq.
        Morgan, Lewis & Bockius LLP
        101 Park Avenue
        New York, New York 10178